CINRAM INTERNATIONAL INC. FOURTH QUARTER AND 2003 YEAR-END RESULTS CONFERENCE CALL AND WEBCAST

      TORONTO, Mar. 10 /CNW/ - Cinram International Inc. (TSX: CRW) will issue its fourth quarter and year-end financial results on Tuesday, March 9, 2004. The news release will be available on Cinram's Web site (www.cinram.com) and at www.newswire.ca after 4 p.m. on March 9.

      Conference call

      Cinram's management team will host a conference call to review the results at 11 a.m. on Wednesday, March 10. Supplementary information will also be posted on www.cinram.com shortly before the call. To participate, please dial:

        -  In Toronto: (416) 640-1907
        -  Toll-free: 1 800 814-4853

      Replay:

      A replay of the call will be available starting 1 p.m. on Wednesday until midnight on Friday, March 12. To access the replay, please dial:

        - In Toronto: (416) 640-1917 (access code 21036787 followed by the number sign)
        - Toll-free: 1 877 289-8525 (access code 21036787 followed by the number sign)

      Webcast

      The conference call will also be webcast live, and archived at:

        -  www.cinram.com
        -  http://webevents.broadcast.com/cnw/cinram20040310

      About Cinram

      Cinram International Inc. is one of the world's largest independent providers of pre-recorded multimedia products and logistics services. With facilities in North America and Europe, Cinram manufactures and distributes pre-recorded DVDs, VHS videocassettes, audio CDs, audiocassettes and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world. The Company's shares are listed on the Toronto Stock Exchange
(CRW) and are included on the S&P/ TSX Composite Index. For more information, visit our Web site at www.cinram.com

      For further information: Lyne Beauregard, (416) 321-7930, lynebeauregard@cinram.com

News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business/Financial Editors:
            Cinram posts record fourth quarter and 2003 year-end earnings

            (All figures in Canadian dollars unless otherwise indicated)

            TORONTO, March 9 /CNW/ - For the year ended December 31, 2003, Cinram International Inc. (TSX: CRW) today reported consolidated revenue of $1,152.6 million up from $878.7 million in 2002. Earnings before interest and taxes (EBIT(1)) were $123.3 million up from $76.9 million in the prior year. Net earnings also increased to $73.9 million, or $1.33 per share, from $54.5 million or $0.99 per share in 2002. Cinram's consolidated results include the Time Warner acquired businesses as of October 24, 2003.

            "Cinram is now the number one optical disc replicator in the world. The Company's 2003 performance across all indicators was in line with our expectations, with earnings showing strong year-over-year growth," said Cinram chief executive officer Isidore Philosophe. "Despite having undertaken the largest acquisition in the Company's history, and absorbing a $9 million impact on net earnings -- relating to foreign currency translation, December start-up costs for our new MGM agreement, and a restructuring charge for the rationalization of our sites in France -- we kept our focus and delivered another year of solid performance. We plan to capitalize on our size and scale to further enhance our business and shareholder value in the years to come."

            For the fourth quarter, Cinram reported revenue of $561.8 million, up from $301.0 million in 2002. EBIT was $60.4 million, up from 36.7 million, and net earnings increased to $32.2 million or $0.58 per share, from $28.1 million or $0.51 per share in the comparable quarter last year.

            Since U.S. revenue now represents the largest segment of Cinram's consolidated sales, the Company will be moving to U.S. dollar reporting to lessen the impact of currency fluctuations on its results starting with the first quarter of 2004. Cinram's quoted share price and dividend payments will remain in Canadian dollars.

            Including production from the acquired Time Warner businesses, Cinram's total DVD unit shipments for 2003 increased by nearly 200 per cent over last year. According to the DVD Report, an industry newsletter, there are now some 31,000 titles available on DVD. Industry association The Digital Entertainment Group (DEG) reported that industry-wide retail sales of DVDs in the U.S. grew by 33 per cent in 2003, with U.S. DVD player sales increasing 34 per cent over last year. The DEG estimates that U.S. DVD household penetration reached 57 per cent in 2003. They also project that two out of every three U.S. homes will own a DVD player by the end of 2004, and that player penetration in the United States will rise to 65 per cent in 2004. With European DVD markets trends trailing by a year, the Company expects similarly strong growth in Europe ramping up in 2004 and beyond.

            Cinram's strong cash position along with its undrawn U.S.$150 million revolving credit line will provide ample liquidity for the Company to make its debt repayments, meet planned capital expenditure requirements and pursue additional business opportunities.

            Cinram invested $111.8 million in capital expenditures in 2003, up from $69.3 million in 2002, primarily to increase DVD capacity and to expand its distribution facilities.

            Industry segments

            DVD sales for the year ended December 31, 2003, were up 120 per cent over last year, representing 47 per cent of Cinram's consolidated revenue. This jump in sales was principally fuelled by an increase in demand for DVDs, and the nine-week contribution from the acquired Timer Warner businesses.

            In contrast, sales of video cassettes continued to decline relative to Cinram's total sales, accounting for only 12 per cent of 2003 consolidated revenue. "While we enjoyed the success of VHS in the past, DVD has unleashed a much more powerful growth curve, spurred by unparalleled levels of consumer adoption," said Philosophe. "Cinram almost tripled its DVD unit shipments in 2003, and continues to gear up for another banner year. We are bullish about our customers' 2004 release schedules."

            CD shipments accounted for 20 per cent of consolidated revenue in 2003, down from 24 per cent from 2002.

            As part of the Time Warner transaction, Cinram acquired printing and packaging company, Ivy Hill Inc., and entertainment merchandising provider Giant Merchandising Inc. Both these businesses are included in Cinram's "other revenue" along with distribution. The performance of these businesses for the nine-week period was consistent with management's expectations.

            For the year ended December 31, 2003, "other revenue" accounted for 21 per cent of Cinram's consolidated sales, up from 13 per cent in 2002. The sharp increase in "other revenue" was driven by an overall increase in units distributed and the nine-week contribution from Ivy Hill and Giant Merchandising. As a percentage of sales, distribution services revenue increased to nine per cent, up from eight per cent in 2002.

            Geographic segments

            U.S. sales represented 60 per cent of consolidated revenue in 2003. In U.S. dollar terms, 2003 revenue from the United States excluding the acquired businesses grew by 17 per cent over last year, led by a significant increase in DVD unit shipments and higher distribution services revenue. After foreign exchange translation, U.S. revenue excluding the acquired businesses increased by three per cent.

            In Europe, revenue increased by nine per cent primarily due to the Time Warner acquisition. This increase was largely offset by reduced VHS video cassettes and CD-ROM shipments in France and the United Kingdom and the sale of the Company's facility in the Netherlands in early 2003.

            In the fourth quarter, Cinram recorded a $3.8 million restructuring provision related to the rationalization of its three facilities in France to two.

            As a percentage of consolidated revenue, Canadian sales decreased to 16 from 19 per cent in 2002, largely as a result of the non-Canadian revenue contribution from the acquired businesses.

            Other financial highlights

            As a result of the dramatic shift in product mix to DVDs, gross profit margins for the year expanded to 21 per cent, up from 18 per cent in 2002. Selling, general and administrative expense as a percentage of consolidated sales for the year decreased to eight per cent from nine per cent last year. Depreciation and amortization increased to $104.8 million from $75.0 million in 2003, largely due to the acquired businesses and a $14.9 million non-cash charge related to the amortization of the Time Warner contracts. Interest expense for the year was also higher at $19.2 million as a result of the debt incurred by the Company during the fourth quarter to fund the acquisition.

            For the fourth quarter of 2003, the weighted average number of shares outstanding was 56.0 million compared to 55.1 million in 2002. For the year, the weighted average number of Cinram shares outstanding was 55.6 million compared to 55.1 million in 2002.

            MGM announcement

            On March 1, 2004, Cinram announced the signature of a multi-year agreement with Metro-Goldwyn-Mayer Studios for VHS and DVD manufacturing and distribution in North America. The Company incurred start-up costs in the fourth quarter related to its investment in a new distribution facility for MGM in Tennessee.

            Dividend

            The Board of Directors has declared a quarterly dividend of $0.03 per share, payable on March 31, 2004, to the shareholders of record at the close of business on March 15, 2004.

            2004 guidance

            Cinram offers the following guidance with respect to 2004 revenue and EBITDA(2). This guidance is provided in U.S. dollars since the Company will be reporting in U.S. dollars beginning with the first quarter of 2004. Subject to the timing of studio releases, Cinram expects to generate revenue in the U.S.$1.8 to U.S.$2.0 billion range, and EBITDA in the U.S.$390 to U.S.$410 million range for the full year in 2004. Cinram will not be providing quarterly financial guidance because of the seasonality of its business.

            March 10 conference call and webcast

            Cinram's management team will host a conference call to discuss the fourth quarter and 2003 year-end results on Wednesday, March 10, at 11 a.m. To participate, please dial (416) 640-1907 or 1 800 814-4853. The call will also be webcast live at www.cinram.com.

            Certain statements included in this release constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or results of the multimedia duplication/replication industry, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact the demand for the Company's products and services; multimedia duplication/replication industry conditions and capacity; the ability of the Company to implement its business strategy; the Company's ability to retain major customers; the Company's ability to invest successfully in new technologies; the effective integration of the Time Warner businesses; and other factors which are described in the Company's filings with the securities commissions.

    <<
    -------------------------------------------------------------------------
                                        Three Months            12 months
    (in $'000)                       ended December 31     ended December 31
    -------------------------------------------------------------------------
                                      2003       2002        2003       2002
    -------------------------------------------------------------------------
    EBIT(1)                      $  60,377  $  36,653   $ 123,309  $  76,949
    Interest expense                16,226      1,328      19,156      5,193
    Investment Income               (1,636)    (1,249)     (4,994)    (4,538)
    Income taxes                    13,564      8,506      35,241     21,823
    -------------------------------------------------------------------------
    Net earnings                 $  32,223  $  28,068   $  73,906  $  54,471
    -------------------------------------------------------------------------

    (1) EBIT is defined herein as earnings before interest expense, investment income and income taxes, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBIT is not a defined term under generally accepted accounting principles ("GAAP"). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBIT to net earnings under GAAP as found in the table above.

    (2) EBITDA is defined herein as earnings before interest expense, investment income, income taxes, depreciation and amortization, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBITDA is not a defined term under generally accepted accounting principles ("GAAP"). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP.

            About Cinram

            Cinram International Inc. is the world's largest independent provider of pre-recorded multimedia products and logistics services. With facilities in North America and Europe, Cinram manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, audiocassettes and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world. The Company's shares are listed on the Toronto Stock Exchange (CRW) and are included on the S&P/TSX Composite Index. For more information, visit our Web site at www.cinram.com.

    CONSOLIDATED BALANCE SHEETS

    (stated in thousands of Canadian dollars)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    December 31, 2003 and December 31, 2002                 2003        2002
    -------------------------------------------------------------------------
    ASSETS
    Current assets:
      Cash and cash equivalents                       $  328,218  $  164,216
      Accounts receivable                                478,319     223,385
      Inventories                                         57,680      63,063
      Prepaid expenses                                    14,665      11,137
      Future income taxes                                 28,361       8,905
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                                                         907,243     470,706

    Capital assets                                       827,057     298,345
    Assets under capital leases                            9,014      13,300
    Goodwill                                             361,326       6,789
    Intangible assets                                    486,714           -
    Deferred financing fees                               36,314           -
    Other assets                                          29,079      40,553
    Future income taxes                                    6,022           -
    -------------------------------------------------------------------------
                                                      $2,662,769  $  829,693
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current liabilities:
      Accounts payable                                 $  249,296  $  90,684
      Accrued liabilities                                 485,292    166,780
      Income taxes payable                                  2,756     13,602
      Current portion of long-term debt                   123,384     11,977
      Current portion of obligations under
       capital leases                                       1,368      1,569
    ------------------------------------------------------------------------
                                                          862,096    284,612

    Long-term debt                                      1,234,206     42,012
    Obligations under capital leases                        7,643     16,318
    Other long-term liabilities                            22,276          -
    Future income taxes                                    38,338     26,581

    Shareholders' equity:
      Capital stock                                       248,892    240,408
      Contributed surplus                                     182        182
      Retained earnings                                   260,955    193,734
      Foreign currency translation adjustment             (11,819)    25,846
    ------------------------------------------------------------------------
                                                          498,210    460,170
    ------------------------------------------------------------------------
                                                       $2,662,769  $ 829,693
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------



    CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
    -------------------------------------------------------------------------

    (stated in thousands of
     Canadian dollars, except
     per share amounts)                 (unaudited)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                                        Three months           Twelve months
                                        ended Dec 31           ended Dec 31
                                      2003       2002        2003       2002
    -------------------------------------------------------------------------
    Revenue                      $ 561,808  $ 300,950  $1,152,631  $ 878,679
    Cost of goods sold             439,823    235,751     913,545    718,485
    -------------------------------------------------------------------------

    Gross profit                   121,985     65,199     239,086    160,194

    Selling, general and
     administrative expenses        41,849     26,270      96,018     80,969
    Amortization of intangible
     assets and deferred
     financing fees                 15,959          -      15,959          -
    Unusual items                    3,800      2,276       3,800      2,276
    -------------------------------------------------------------------------
    Earnings before
     the undernoted                 60,377     36,653     123,309     76,949

    Interest on long-term debt      16,081      1,022      18,489      3,580
    Interest on capital leases         135        267         570        979
    Other interest                      10         39          97        634
    Investment (income)             (1,636)    (1,249)     (4,994)    (4,538)
    -------------------------------------------------------------------------

    Earnings before income taxes    45,787     36,574     109,147     76,294

    Income taxes                    13,564      8,506      35,241     21,823

    Net earnings                    32,223     28,068      73,906     54,471

    -------------------------------------------------------------------------

    Retained earnings,
     beginning of period           230,415    166,769     193,734    143,670
    Dividends declared              (1,683)    (1,103)     (6,685)    (4,407)
    -------------------------------------------------------------------------
    Retained earnings,
     end of period               $ 260,955  $ 193,734   $ 260,955  $ 193,734
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings per share
      Basic                      $    0.58  $    0.51   $    1.33  $    0.99
      Diluted                    $    0.57  $    0.50   $    1.31  $    0.98
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    CONSOLIDATED STATEMENTS OF CASH FLOWS
    -------------------------------------------------------------------------

    (stated in thousands of
     Canadian dollars)                  (unaudited)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                                        Three months           Twelve months
                                        ended Dec 31           ended Dec 31
                                      2003       2002        2003       2002
    -------------------------------------------------------------------------
    Cash provided by (used in):

    Operations:
    Net earnings                 $  32,223  $  28,068  $   73,906  $  54,471
    Items not involving cash:
      Amortization                  52,291     19,294     104,762     75,043
      Write-down of carrying
       value of capital assets           -      4,604           -      4,604
      Future income taxes           21,152      9,085      21,152      9,085
      Gain on disposition of
       capital assets                  (18)       (79)       (203)       (79)
      Unrealized foreign
       exchange (gain) loss          5,779        (94)      2,229      4,453
    Change in non-cash
     operating working capital     336,921    (20,530)    335,320      4,733
    -------------------------------------------------------------------------
                                   448,348     40,348     537,166    152,310

    Financing:
    Decrease in bank
     operating loans                     -          -           -     (8,517)
    Increase in long-term debt   1,338,856      3,252   1,338,856     22,057
    Repayment of long-term debt     (4,730)    (5,709)    (12,859)    (9,055)
    Deferred financing fees        (37,393)         -     (37,393)         -
    Increase (decrease) in
     obligations under
     capital leases                     35       (392)       (880)    (1,522)
    Issuance of common shares        3,001          5       8,484      1,943
    Change in other long-term
     liabilities                        63          -          63          -

    Dividends paid                  (1,683)    (1,103)     (6,685)    (4,407)
    -------------------------------------------------------------------------
                                 1,298,149     (3,947)  1,289,586        499

    Investments:
    Acquisition, net of cash
     acquired of $1,843         (1,535,778)         -  (1,535,778)         -
    Purchase of capital assets     (46,447)   (25,599)   (111,830)   (69,309)
    Proceeds on disposition
     of capital assets                 638      6,237       1,339      6,237
    Decrease (increase)
     in other assets                (7,400)    (8,920)      4,210    (19,915)
    -------------------------------------------------------------------------
                                (1,588,987)   (28,282) (1,642,059)   (82,987)
    Foreign exchange gain
     (loss) on cash held in
     foreign currencies             (8,091)     3,825     (20,691)     2,515
    -------------------------------------------------------------------------

    Increase in cash and
     cash equivalents              149,419     11,944     164,002     72,337

    Cash and cash equivalents,
     beginning of period           178,799    152,272     164,216     91,879
    -------------------------------------------------------------------------

    Cash and cash equivalents,
     end of period               $ 328,218  $ 164,216   $ 328,218  $ 164,216
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

            %SEDAR: 00002065E

            /For further information: Lyne Beauregard, Cinram International Inc., Tel: (416) 321-7930, lynebeauregard@cinram.com/
            (CRW.)

CO:  Cinram International Inc.

CNW 16:43e 09-MAR-04